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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                  SCHEDULE TO
                                (RULE 14D-100)
                TENDER OFFER STATEMENT UNDER SECTION 14 (D) (1)
         OR SECTION 13 (E) (1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 9)

                                --------------

                                  VERIO INC.
                      (Name of Subject Company (Issuer))
                           CHASER ACQUISITION, INC.
                        NTT COMMUNICATIONS CORPORATION
                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                     (Names of Filing Persons (Offerors))

                                --------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                  SERIES A 6.75% CONVERTIBLE PREFERRED STOCK,
                           PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                --------------

                                   923433106
                                   923433502
                                   923433304
                     (CUSIP Number of Class of Securities)

                                --------------

                               Kazuhiko Shimada
                        NTT Communications Corporation
                             1-1-6 Uchisaiwai-cho
                           Chiyoda-ku, Tokyo, Japan
                         Telephone: 011-81-3-3500-8290
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)

                                   Copy to:
                               Dennis V. Osimitz
                                Sidley & Austin
                                Bank One Plaza
                           10 South Dearborn Street
                            Chicago, Illinois 60603
                           Telephone: (312) 853-7000

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

                                  SCHEDULE 13D            Page 2 of 8 Pages
  CUSIP No. 923433 10 6

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  NTT Rocky, Inc.

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b)[_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
   00

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

--------------------------------------------------------------------------------
                7 SOLE VOTING POWER
                  0
   NUMBER OF
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY   8 SHARED VOTING POWER
   OWNED BY       9,053,754 shares/1/
    EACH
  REPORTING    -----------------------------------------------------------------
   PERSON
    WITH        9 SOLE DISPOSITIVE POWER
                  0

               -----------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER
                  9,053,754 shares/1/

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9,053,754 shares/1/

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   10.9%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
/(1)/ Includes options to purchase 66,000 shares of Common Stock issued to NTT
      Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

                                  SCHEDULE 13D

                                                          Page 3 of 8 Pages
  CUSIP No. 923433 10 6




--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Nippon Telegraph and Telephone Corporation

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b)[_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
   00

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Japan

--------------------------------------------------------------------------------
               7 SOLE VOTING POWER
                  0
  NUMBER OF    -----------------------------------------------------------------
    SHARES     8 SHARED VOTING POWER
 BENEFICIALLY    9,053,754 shares/1/
   OWNED BY    ----------------------------------------------------------------
    EACH
  REPORTING    9 SOLE DISPOSITIVE POWER
   PERSON        0
    WITH       -----------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER
                 9,053,754 shares/1/

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9,053,754 shares/1/

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   10.9%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
(/1/) Includes options to purchase 66,000 shares of Common Stock issued to NTT
      Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

                                  SCHEDULE 13D

                                                          Page 4 of 8 Pages
  CUSIP No. 923433 10 6



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  NTT Communications Corporation

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b)[_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
  00

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Japan

--------------------------------------------------------------------------------
               7 SOLE VOTING POWER

                  0
  NUMBER OF
   SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH

              -----------------------------------------------------------------
               8 SHARED VOTING POWER
                  9,053,754 shares/1/

              -----------------------------------------------------------------
               9 SOLE DISPOSITIVE POWER
                  0

              -----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                  9,053,754 shares/1/

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9,053,754 shares/1/

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  10.9%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
  CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
(/1/) Includes options to purchase 66,000 shares of Common Stock issued to NTT
      Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

   This Amendment No. 9 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Chaser Acquisition, Inc., a Delaware corporation ("Purchaser"), NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications"), and Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT"), on May 17, 2000, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 thereto (as amended, the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.001 per share ("Common Stock") (other than shares of Common Stock already owned by NTT Communications and its subsidiaries), of Verio Inc., a Delaware Corporation ("Verio"), all issued and outstanding shares of Series A 6.75% Convertible Preferred Stock, par value $.001 per share, of Verio and certain outstanding warrants to purchase 1,306,228 shares of Common Stock of Verio, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule TO.

   This Amendment also amends and supplements the Schedule 13D of NTT, NTT Communications and NTT Rocky, Inc. originally filed on May 22, 1998, as amended.

ITEM 11. ADDITIONAL INFORMATION.

   Item 11 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

   On July 10, 2000, a second complaint was filed in the District Court of the State of Colorado in the County of Arapahoe against Verio and the directors of Verio, as a purported class action. This complaint, entitled Wolk v. Verio Inc. et al., seeks injunctive relief to enjoin the Merger Agreement or rescind portions of the Merger Agreement. The complaint also seeks damages, costs and disbursements and attorneys' and experts' fees. The Wolk action alleges, among other things, that the individual defendants breached their fiduciary duties by failing to properly determine Verio's value as a merger candidate, failing to conduct an appropriate auction or market check or to invite other bidders and failing to obtain adequate consideration for Verio's Common Stock. The Wolk action is filed by the same five plaintiffs who had previously filed actions against Verio and directors of Verio in Delaware, which were dismissed.

   Verio, NTT Communications and the individual defendants believe that this complaint is without merit and intend to defend the claims vigorously.

ITEM 12. EXHIBITS.

   (a)(5)(I) Complaint of Steven Wolk, Jacob Weinstock, Ari Rosner, David Brett and Joseph Hughes against Verio Inc., Steven C. Halstedt, Justin
             L. Jaschke, Tom Marinkovich, Trygve E. Myhren, Paul J. Salem,
             James C. Allen, Arthur L. Cahoon and Yuki Ito (incorporated by reference to Exhibit (a)(5)(V) to Amendment No. 7 to the Solicitation/Recommendation Statement on Schedule 14D-9, dated
             July 20, 2000, filed by Verio Inc.).

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SCHEDULE TO AND SCHEDULE 13E-3

                                          Nippon Telegraph and Telephone
                                           Corporation

                                                      /s/ Kanji Koide
                                          By: _________________________________
                                                        Kanji Koide
                                          Name: _______________________________
                                                   Senior Vice President
                                          Title: ______________________________

                                          NTT Communications Corporation

                                                    /s/ Masanobu Suzuki
                                          By: _________________________________
                                                      Masanobu Suzuki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                          Chaser Acquisition, Inc.

                                                    /s/ Junichi Nomura
                                          By: _________________________________
                                                      Junichi Nomura
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                SCHEDULE 13D

                                          Nippon Telegraph and Telephone
                                           Company

                                                      /s/ Kanji Koide
                                          By: _________________________________
                                                        Kanji Koide
                                          Name: _______________________________
                                                   Senior Vice President
                                          Title: ______________________________

                                          NTT Communications Corporation

                                                    /s/ Masanobu Suzuki
                                          By: _________________________________
                                                      Masanobu Suzuki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                          NTT Rocky, inc.

                                                   /s/ Keisuke Nakasaki
                                          By: _________________________________
                                                     Keisuke Nakasaki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                SCHEDULE 13E-3

                                          Verio Inc.

                                                   /s/ Justin L. Jaschke
                                          By: _________________________________
                                                     Justin L. Jaschke
                                          Name: _______________________________
                                                  Chief Executive Officer
                                          Title: ______________________________

Date: July 21, 2000

                                 EXHIBIT INDEX

 Exhibit
 No.       Description
 -------   -----------
 (a)(5)(I) Complaint of Steven Wolk, Jacob Weinstock, Ari Rosner, David Brett
           and Joseph Hughes against Verio Inc., Steven C. Halstedt, Justin L.
           Jaschke, Tom Marinkovich, Trygve E. Myhren , Paul J. Salem, James C.
           Allen, Arthur L. Cahoon and Yuki Ito (incorporated by reference to
           Exhibit (a)(5)(V) to Amendment No. 7 to the
           Solicitation/Recommendation Statement on Schedule 14D-9, dated July
           20, 2000, filed by Verio Inc.).